MAX BERUEFFY
Senior Associate Counsel
Writer's Direct Number: (205) 268-3581
Facsimile Number: (205) 268-3597
Toll-Free Number: (800) 627-0220

March 26, 2008

VIA EDGAR AND E-MAIL

Craig Ruckman
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
ruckmanc@sec.gov

  Re:
  Protective Life and Annuity Insurance Company
  Variable Annuity Account A of Protective Life, No. 811-8537
  ProtectiveRewards II NY Variable Annuity, No. 333-146508
  Pre-Effective Amendment No. 2 to Registration Statement on Form N-4

Dear Mr. Ruckman:

        I enclose for your convenience a courtesy copy of the above-referenced registration ("Pre-Effective Amendment No. 2"), filed with the Securities and Exchange Commission on March 25, 2008. This courtesy copy is marked to reflect changes from Pre-Effective Amendment No. 1. Requests from the Company, on behalf of the Separate Account, and from the principal underwriter that the effective date of this registration be accelerated to this Friday, March 28, 2008, accompanied the filing of Pre-Effective Amendment No. 2.

        Please note also that the contract name, ProtectiveRewards NY Variable Annuity, on the front cover of the prospectus in the Pre-Effective Amendment No. 1 has been changed to ProtectiveRewards II NY Variable Annuity. The EDGAR class identifier associated with the contract has been changed to conform to the contract's new name.

        This letter responds to two comments with respect to the Pre-Effective Amendment No. 1 that you conveyed to us by telephone conversation with Elisabeth Bentzinger of Sutherland Asbill & Brennan on January 4, 2008.

Craig Ruckman
U.S. Securities and Exchange Commission
March 26, 2008

        1.     With respect to your first comment, we understand that you requested that the narrative accompanying the expense examples explain that the ValuPay fee could be higher than the CoverPay fee. In response, we added the following disclosure to the introductory paragraph of the Example of Charges section on page 7 of the prospectus:

  Please note that while election of the Maximum Anniversary Value Death Benefit with the CoverPay fee is assumed in the following example, under certain circumstances, the ValuePay fee for the Maximum Anniversary Value Death Benefit or the Return of Purchase Payments Death Benefit may be more expensive, depending on the oldest Owner's age and the Net Amount at Risk.

        2.     With regard to the initial registration statement for the ProtectiveRewards II NY Variable Annuity, you expressed the concern that a contractholder may believe that the amount of the ValuPay fee is locked in when he or she purchases the Contract. Accordingly, we added the statement that the ValuPay fee increases with age. We understand that you advised Ms. Bentzinger that you remained concerned that a contractholder may not understand that the ValuPay fee may increase during the life of the contract. Accordingly, we added the following footnote (3) on page 6 of the prospectus:

  The ValuPay fee is based on the Net Amount at Risk and the oldest Owner's age. If the Net Amount at Risk remains the same, the ValuPay fee will increase over time as the age of the oldest Owner increases. (See "Charges and Deductions, ValuPay Fee.")

        In addition to the our responses to your comments on Pre-effective Amendment No. 1, we also included in this Pre-effective Amendment No. 2, disclosure relating to two optional features to the SecurePay Guaranteed Lifetime Withdrawal Benefit, the SecurePay Roll-up Benefit and the SecurePay Guaranteed Minimum Accumulation Benefit. This disclosure was the subject of our "template" request in my letter to you dated January 4, 2008.

        Please note that we will be filing a subsequent amendment to this registration statement pursuant to Rule 485(b) at the end of April, for May 1 effectiveness, in order to add audited financial statements for the fiscal year ended December 31, 2007, and to update the fund and other information in this registration.

        If you have any questions or would like to discuss our revisions, please let me know. The Company acknowledges that, with respect to the above-referenced filing:

  •
  Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Craig Ruckman
U.S. Securities and Exchange Commission
March 26, 2008

  •
  the Company, on behalf of the Separate Account, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We believe that the filing is complete and responds to all Commission Staff comments. We respectfully request that the Staff review the filing as soon as possible. As noted above, requests for acceleration from the Company, on behalf of the Separate Account, and from the principal underwriter accompany the filing and seek acceleration of the effectiveness of the registration statement to March 28, 2008 or as soon as practicable thereafter. Any assistance you can provide to assist us in meeting this request would be very much appreciated.

        If you have any questions, or require any additional information, please contact me at 205.268.3581. You may also contact Elisabeth Bentzinger with Sutherland, Asbill & Brennan at 202.383.0717. We thank you for your assistance with this filing.

Very truly yours,
/s/ MAX BERUEFFY Max Berueffy

Attachment

cc.
Elisabeth Bentzinger, Esq.
Sutherland Asbill & Brennan